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                                October 18, 2022

       Kang Sun
       Chief Executive Officer
       Amprius Technologies, Inc.
       1180 Page Avenue
       Fremont, California 94538

                                                        Re: Amprius
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-267683

       Dear Kang Sun:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on September 30, 2022

       Cover Page

   1. For each of the securities being registered for sale, disclose the price that the selling securityholders paid
for such securities.
 Kang Sun
FirstName LastNameKang
Amprius Technologies, Inc.Sun
Comapany
October 18,NameAmprius
            2022         Technologies, Inc.
October
Page 2 18, 2022 Page 2
FirstName LastName
Business, page 79

2. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.
General

4. We understand that UBS Securities LLC ("UBS Securities"), the lead underwriter in your
         SPAC IPO, intended to resign as underwriter in connection with the business combination and that it waived the deferred underwriting commissions that would otherwise have been due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the company's current relationship with UBS Securities. Please confirm that you have revised your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
5. Please tell us whether UBS Securities was involved in the preparation of any disclosure that is included in your registration statements, or material underlying disclosure in the registration statements, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Amprius Technologies' management and reviewed by the board of directors of Kensington Capital Acquisition Corp. IV ("Kensington
         Capital") or the projected financial information of Amprius Technologies. If UBS
         Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statements and the valuation of Amprius Technologies and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
6.       Please describe what relationship existed between UBS Securities and
Kensington
         Capital after the close of the IPO, including any financial or merger-related advisory services conducted by UBS Securities. For example, clarify whether UBS Securities had any role in the identification or evaluation of business combination targets.
7. Please disclose whether UBS Securities assisted in the preparation or review of any materials reviewed by the Kensington Capital board of directors or management as part of
 Kang Sun
Amprius Technologies, Inc.
October 18, 2022
Page 3
         their services to Amprius Technologies and whether UBS Securities has withdrawn its association with those materials and notified Kensington Capital of such disassociation.
         For context, include that there are similar circumstances in which a financial institution is named and that UBS Securities resignation indicates it is not willing to have the liability associated with such work in this transaction.
8.       Please provide us with any correspondence between UBS Securities and
Amprius
         Technologies relating to UBS Securities' resignation.
9. Please provide us with the engagement letter between Amprius Technologies and UBS
         Securities. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.
10. Please tell us whether you are aware of any disagreements with UBS Securities regarding the disclosure in your registration statements. Further, please add risk factor disclosure that clarifies that UBS Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet UBS Securities has waived such fees and is disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
11. Disclose whether UBS Securities provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS Securities was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that
         UBS Securities has performed all their obligations to obtain the fee and therefore has gratuitously waived the right to be compensated.
12. Please revise your disclosure to highlight for investors that UBS Securities' withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that UBS Securities has been previously involved with the transaction.
FirstName LastNameKang Sun
13. Please discuss the impact on the transaction related to the resignation of UBS Securities. If
Comapany
       UBSNameAmprius       Technologies,
              Securities would  have playedInc.
                                             a role in the closing, please
revise to identify the party
       who   filled UBS
October 18, 2022 Page 3  Securities' role.
FirstName LastName
 Kang Sun
FirstName LastNameKang
Amprius Technologies, Inc.Sun
Comapany
October 18,NameAmprius
            2022         Technologies, Inc.
October
Page 4 18, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing